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                              June 17, 2021

       John A. Brda
       President
       Torchlight Energy Resources, Inc.
       5700 W. Plano Parkway, Suite 3600
       Plano, Texas 75093

                                                        Re: Torchlight Energy
Resources, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 28, 2021
                                                            File No. 333-256636

       Dear Mr. Brda:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-3 filed May 28, 2021

       General

   1. Please explain to us how you determined that this transaction is eligible to be registered on
                                                        Form S-3. We note your
language on the prospectus cover page stating that    [b]ecause
                                                        the shares of our
common stock offered by this prospectus will be issued only in exchange for or upon retraction
or redemption of the exchangeable shares, we will not receive any cash proceeds from this
offering.    Please note that pursuant to General Instruction I.B.1
                                                        of Form S-3, you may
only register securities that are being offered    for cash,    and this
                                                        does not include
securities available for exchange offers or other business combination transactions. See also
Question 116.17 of the Compliance and Disclosure Interpretations
                                                        for Securities Act
Forms, which states that Form S-3 is not available for business combinations.
 John A. Brda
Torchlight Energy Resources, Inc.
June 17, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.



                                                           Sincerely,
FirstName LastNameJohn A. Brda
                                                           Division of
Corporation Finance
Comapany NameTorchlight Energy Resources, Inc.
                                                           Office of Energy &
Transportation
June 17, 2021 Page 2
cc:       Michael A. Hedge, Esq. of K&L Gates LLP
FirstName LastName